EXHIBIT 23.2
CONSENT OF ASCEND WORLDWIDE GROUP HOLDINGS LIMITED
Reference is made to the report entitled “Valuation of a portfolio of 244 helicopters” referenced 214C213 and dated April 10, 2014, which the undersigned has prepared for CHC Group Ltd. (the “Report”).
The undersigned hereby consents to the inclusion of references to its name and references to, and information derived from, the Report, in CHC Group Ltd.’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and related investor presentations for the period from June 1, 2014 through July 30, 2015.
In addition, the undersigned hereby consents to CHC Group Ltd. providing the Report to its affiliates, and its and their respective directors, officers, employees, and agents (including attorneys, financial advisors and accountants).
Dated this 26th day of June, 2014.

ASCEND WORLDWIDE GROUP HOLDINGS LIMITED
By: /s/ Philippa Edward
Name: Philippa Edward
Title: Executive Director Operation